Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-1901
(212) 818-8800

January 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: John Reynolds

Re:	Global Logistics Acquisition Corporation (‘‘GLAC’’ or ‘‘Company’’) Amendment to Proxy Statement on Schedule 14A Filed December 5, 2007 File No. 001-32735

Gentlemen:

On behalf of Global Logistics Acquisition Corporation (‘‘GLAC’’ or ‘‘Company’’), we respond as follows to the Staff’s comment letter dated December 28, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the filing made on December 5, 2007 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked proxy statement to Mr. Jay Williamson. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided GLAC’s response to each comment immediately thereafter.

Summary of the Material Terms of the Acquisition, page 1

1.	We note your response to prior comment three, please revise to disclose that updates on Form 8-K will include any arrangements entered into or significant purchases by target shareholders or affiliates of you or the target shareholders.

Disclosure has been added on pages 16 and 44 of the proxy statement in response to this comment.

2.	Your existing disclosure describing your financing commitment on page two references ‘‘certain future GLAC stock repurchase arrangements.’’ Please clarify the meaning of this, and confirm, if true, that GLAC currently has no repurchase plan or obligation in mind.

The disclosure on pages 2, 46 and 47 of the proxy statement has been revised and expanded in response to this comment.

3.	Please revise your page two disclosure under financing to indicate the amount of cash available - exclusive of your ability to borrow funds - to the company assuming maximum conversion.

Disclosure has been added on page 2 of the proxy statement in response to this comment.

Summary of the Proxy Statement, page 11

4.	Please revise your page 13 disclosure to estimate the amount of working capital available to the company following the transaction assuming no, and 19.99%, conversion.

The disclosure on page 13 of the proxy statement has been expanded in response to this comment.

Securities and Exchange Commission
January 2, 2008

The Acquisition Proposal, page 45

5.	We note your response to prior comment eight and revised disclosure on page 113. Please revise to clarify the extent to which management believes that the company’s growth is limited by its specialized industry and describe any strategic shift into new industries that management is undertaking.

Management believes that growth can be achieved both inside and outside its industry, as has been discussed in the section entitled ‘‘Business of the Clark Group – Growth Strategy’’ on page 112 of the proxy statement. Accordingly, the text on page 56 of the proxy statement has been revised to reflect this belief and the cited section is referred to in the discussion at that point.

6.	Please revise the disclosure under financing commitment on page 46 to:

a.	Explain the reference to conversion shares on page 47;

b.	State the actual amount of fees and expenses under the agreements, where known - for example, the dollar value of the commitment fee is currently ascertainable while the interest expense is not;

c.	Summarize the discussion under initial conditions and elsewhere to improve its readability; and

d.	Revise the disclosure throughout the document to indicate the impact that this borrowing will have on your ability to make subsequent equity offerings.

The disclosure at pages 2, 46, 47 and 48 of the proxy statement has been revised in response to this comment.

Clark Compensation Discussion and Analysis, page 121

7.	We note your response to prior comment 18. Please revise to identify who performs the duties of the chief executive officer.

The disclosure on page 120 of the proxy statement has been expanded in response to this comment.

Certain Relationships and Related Person Transactions, page 148

8.	We note your response to prior comment 22 and the statement in, your amended Form 10-Q for the quarter ended September 30, 2007 that the ‘‘audit committee approved changes to internal control procedures to require a thorough review by the committee and external advisors of any transaction outside the ordinary course of business.’’ Please revise to disclose if and how your written policies and procedures have been changed.

The disclosure on page 147 of the proxy statement has been expanded in response to this comment and comment no. 9.

9.	Also, please revise to briefly explain the deficiencies and associated measures taken by you ‘‘regarding transactions by [your] principal stockholders on behalf of the Company,’’ as disclosed in your amended Form 10-Q for the quarter ended March 31, 2007. We note the additional statement that, ‘‘[b]ased upon [the] evaluation, the Company concluded that as of March 31, 2007, its disclosure controls and procedures in connection with the interpretation of accounting pronouncements were not effective.’’

The disclosure on page 147 of the proxy statement has been expanded in response to this comment and comment no. 8.

Securities and Exchange Commission
January 2, 2008

Form 8-K, filed November 29, 2007

10.	We note that the press release filed in connection with this Form 8-K advises shareholders on ‘‘Ensuring Your Vote is Counted.’’ To the extent material please revise your proxy to briefly describe shareholder ownership and measures that may be taken to ensure shareholders are able to vote their shares. With a view to disclosure, advise us if all margin and similar accounts prohibit shareholders from voting.

The disclosure on the last page of the Notice of Special Meeting and pages 9 and 17 of the proxy statement has been expanded in response to this comment.

Very truly yours,
/s/ Noah Scooler Noah Scooler